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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Legrand Holding S.A.
(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Enclosures:	Unaudited Consolidated Financial Statements of FIMEP (French GAAP) as of September 30, 2003 and for the nine months then ended.
Unaudited Consolidated Financial Statements of FIMAF (French GAAP) as of September 30, 2003 and for the nine months then ended.

FIMEP FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (On October 31, 2003 FIMEP S.A. changed its corporate name to Legrand Holding S.A. See 6K filed with the U.S. Securities and Exchange Commission November 24, 2003 on www.sec.gov)

Summary

Consolidated statements of income	3
Consolidated balance sheets	4
Consolidated statements of cash flows	6
Accounting policies and details	7

Consolidated statements of income

	Fimep
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)

Net sales	2,069.3	0.0
Operating expenses
Cost of goods sold	(1,249.5)	0.0
Administrative and selling expenses	(549.4)	0.0
Research and development expenses	(194.8)	0.0
Other operating expenses	(0.8)	0.0
Amortization of Goodwill	(31.6)	0.0

Operating income	43.2	0.0

Interest income (expense)	(128.8)	0.0
Profit (losses) from disposal of fixed assets	2.6	0.0
Other revenues (expenses)	(25.5)	0.0

Income before taxes, minority interests and equity in earnings of investees	(108.5)	0.0

Income taxes	14.6	0.0

Net income before minority interests and equity in earnings of investees	(93.9)	0.0

Minority interests	(0.9)	0.0
Equity in earnings of investees	2.0	0.0

Net income attributable to Fimep	(92.8)	0.0

Consolidated balance sheets

	Fimep
	September 30, 2003	September 30, 2002
	(€ in millions)

ASSETS
Current assets
Cash and cash equivalent	105.1	0.0
Marketable securities	37.4	0.0
Short term restricted cash	34.3	0.0
Trade accounts receivable	577.3	0.0
Short-term deferred taxes	44.9	0.0
Other current assets	111.6	0.0
Inventories	413.5	0.0

Total current assets	1,324.1	0.0
Property, plant and equipment, net	947.3	0.0
Investments	22.8	0.0
Goodwill	811.5	0.0
Trademarks, net	1,608.6	0.0
Developed Technology, net	482.8	0.0
Long-term restricted cash	104.7	0.0
Long-term deferred taxes	30.3	0.0
Other non-current assets	163.0	0.0

Total non-current assets	4,171.0	0.0

Total assets	5,495.1	0.0

	Fimep
	September 30, 2003	September 30, 2002
	(€ in millions)

LIABILITIES AND SHAREHOLDERS' EQUITY
Credit liabilities
Short-term borrowings	167.2	0.0
Accounts and notes payable	265.2	0.0
Short-term deferred taxes	4.4	0.0
Other current liabilities	390.0	0.0

Total current liabilities	826.8	0.0
Long-term deferred taxes	184.9	0.0
Long-term liabilities	213.9	0.0
Long-term borrowings	2,456.4	0.0
Subordinated securities	117.4	0.0
Minority interests	31.4	0.0
Payment-In-Kind loans (PIK)	1,198.7	0.0
Preferred Equity Certificates (PEC)	0.0	0.0
Shareholders' equity
Capital stock	759.1	0.0
Retained earnings	(234.7)	0.0
Translation reserve	(58.8)	0.0

	465.6	0.0

Total liabilities and shareholders' equity	5,495.1	0.0

Consolidated statements of cash flows

	Fimep
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)

Operating activities:
Net income attributable to Fimep	(92.8)	0.0
Reconciliation of net income to net cash:
—depreciation of tangible assets	117.1	0.0
—amortization of intangible assets	143.1	0.0
—changes in long-term deferred taxes	(24.7)	0.0
—changes in other long-term assets and liabilities	(22.6)	0.0
—minority interests	0.9	0.0
—equity in earnings of investees	(2.0)	0.0
—other items having impacted the cash	121.3	0.0
(Gains) losses on fixed asset disposals	(1.5)	0.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	(21.2)	0.0
—inventories	3.9	0.0
—accounts and notes payable	1.6	0.0
—other operating assets and liabilities	(47.0)	0.0

Net cash (used in) provided from operating activities	176.1	0.0

Investing activities
Net proceeds from sales of fixed assets	11.2	0.0
Capital expenditures	(84.0)	0.0
Proceeds from sales of marketable securities	220.1	0.0
Investments in marketable securities	(5.6)	0.0
Investments in consolidated entities	(50.8)	0.0
Investments in non-consolidated entities	0.0	0.0

Net cash (used in) provided from investing activities	90.9	0.0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	0.0
—purchase of Legrand's shares	0.0	0.0
—dividends paid by Fimep	0.0	0.0
—dividends paid by Fimep's subsidiaries	(0.5)	0.0
Other financing activities:
—reduction of subordinated securities	(40.6)	0.0
—new borrowings	611.3	0.0
—repayments of borrowings	(705.2)	0.0
—debt issuance costs	(7.4)	0.0
—increase (reduction) of commercial paper	(508.0)	0.0
—increase (reduction) of bank overdrafts	(83.0)	0.0

Net cash (used in) provided from financing activities	(733.4)	0.0

Net effect of currency translation on cash	12.5	0.0
Increase (reduction) of cash and cash equivalents	(453.9)	0.0
Cash and cash equivalents at the beginning of the period	559.0	0.0

Cash and cash equivalents at the end of the period	105.1	0.0

1)    Basis of presentation and accounting policies

        The group's consolidated financial statements are prepared, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in United States of America in the presentation of the statement of income, in the computation and presentation of the operating expenses, the application of FAS 133, of FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of September 30, 2003, and the consolidated results of operations and cash flows for the period ended September 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, the Group, through a wholly-owned subsidiary, acquired Legrand SA, whose activities now comprise 100% of the operations of the Group.

2)    Inventories

        Inventories are comprised of the following:

	Fimep
	September 30, 2003	September 30, 2002
	(€ in millions)
Purchased raw materials and parts	134.4	0.0
Sub-assemblies, work-in-process	96.8	0.0
Finished goods	247.6	0.0

	478.8	0.0
Less: allowances	(65.3)	0.0

	413.5	0.0

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Fimep
	September 30, 2003	September 30, 2002
	(€ in millions)
Senior credit agreement	1,486.9	0.0
High-yield notes	601.1	0.0
8 1/2% debentures	335.4	0.0
Other long-term borrowings	33.0	0.0

	2,456.4	0.0

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimep
	September 30, 2003	September 30, 2002
	(€ in millions)
Current portion of long-term debt	38.3	0.0
Current portion of capital leases	5.6	0.0
Commercial paper	0.0	0.0
Bank overdrafts	98.3	0.0
Other short-term borrowings	25.0	0.0

	167.2	0.0

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimep
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)
Net income (loss)	(92.8)	0.0
Foreign currency translation adjustments	(54.8)	0.0

Comprehensive income (loss)	(147.6)	0.0

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimep
September 30, 2003
(€ in millions)
Payable until Sept 30, 2004	16.0
Payable until Sept 30, 2005	15.1
Payable until Sept 30, 2006	12.8
Payable until Sept 30, 2007	11.8
Payable until Sept 30, 2008	6.4
Subsequent years	16.3

78.4

Rights of first refusal and first offer

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Subsequent events

        Common and preferred shares of Legrand have ceased to be listed on the Paris stock exchange on October 2, 2003.

8)    Stock-options

        In June 2003, a shareholders meeting authorized the company to issue, until August 2006, up to 12,347,169 options to subscribe one common share per option. The options may be exercised during 9 years subsequent to the date of issue. The exercise price will be the nominal value of one common share (1 euro per share).

        In June 2003, the board of directors granted 9,555,516 options to employees and non-executive officers.

9)    Reconciliation French GAAP to U.S. GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance with U.S. GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT
Nine-month period ended September 30, 2003

	FIMEP French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	FIMEP U.S. GAAP
	(€ in millions)
Net sales	2,069.3					2,069.3
Operating expenses
Cost of goods sold	(1,249.5)					(1,249.5)
Administrative and selling expenses	(549.4)					(549.4)
Research and development expenses	(194.8)					(194.8)
Other operating expenses	(0.8)			4.2	(20.5)	(17.1)
Amortization of goodwill	(31.6)	31.6				0.0

Operating income	43.2	31.6	0.0	4.2	(20.5)	58.5

Interest income (expense)	(128.8)			(99.4)		(228.2)
Profits (losses) from disposal of fixed assets	2.6				(2.5)	0.1
Other revenues (expenses)	(25.5)				23.0	(2.5)

Income before taxes, minority interests and equity in earnings of investees	(108.5)	31.6	0.0	(95.2)	0.0	(172.1)

Income taxes	14.6		(7.4)	29.3		36.5

Net income before minority interests and equity in earnings of investees	(93.9)	31.6	(7.4)	(65.9)	0.0	(135.6)

Minority interests	(0.9)					(0.9)
Equity in earnings of investees	2.0					2.0

Net income attributable to FIMEP	(92.8)	31.6	(7.4)	(65.9)	0.0	(134.5)

ANALYSIS OF AMORTIZATION EXPENSES
Nine-month period ended September 30, 2003

	FIMEP French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	FIMEP U.S. GAAP
	(€ in millions)
Amortization of tangible assets	(117.1)					(117.1)
Amortization of intangible assets	(143.1)	31.6				(111.5)

a)
Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

        Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€31.6 million).

b)
Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no. 342 and the decree no. 162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c)
Derivative financial instruments

        Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under U.S. GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d)
Presentation of the statement of income

        To comply with U.S. GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French GAAP are requested to be included in the operating income under U.S. GAAP.

SUMMARY RECONCILIATION OF NET EQUITY

	Fimep
	Period from January 1st, 2003 to September 30, 2003	Period from January 1st, 2002 to September 30, 2002
	(€ in millions)
Net equity compliant with French GAAP	465.6	0.0
FAS 133	(65.9)	0.0
EITF 93-16	(7.4)	0.0
FAS 142	31.6	0.0

Net equity compliant with U.S. GAAP	423.9	0.0

FIMAF FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (On October 31, 2003 FIMAF S.A.S. changed its corporate name to Legrand S.A.S. See 6K filed with the U.S. Securities and Exchange Commission November 24, 2003 on www.sec.gov)

Summary

Consolidated statements of income	13
Consolidated balance sheets	14
Consolidated statements of cash flows	16
Accounting policies and details	17

Consolidated statements of income

	Fimaf
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)
Net sales	2,069.3	0.0
Operating expenses
Cost of goods sold	(1,249.5)	0.0
Administrative and selling expenses	(549.4)	0.0
Research and development expenses	(194.8)	0.0
Other operating expenses	(0.8)	0.0
Amortization of Goodwill	(31.6)	0.0

Operating income	43.2	0.0

Interest income (expense)	(128.8)	0.0
Profit (losses) from disposal of fixed assets	2.6	0.0
Other revenues (expenses)	(25.5)	0.0

Income before taxes, minority interests and equity in earnings of investees	(108.5)	0.0

Income taxes	14.6	0.0
Net income before minority interests and equity in earnings of investees	(93.9)	0.0

Minority interests	(0.9)	0.0
Equity in earnings of investees	2.0	0.0

Net income attributable to Fimaf	(92.8)	0.0

Consolidated balance sheets

	Fimaf
	September 30, 2003	September 30, 2002
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalent	105.1	0.0
Marketable securities	37.4	0.0
Short term restricted cash	34.3	0.0
Trade accounts receivable	577.3	0.0
Short-term deferred taxes	44.9	0.0
Other current assets	119.2	0.0
Inventories	413.5	0.0

Total current assets	1,331.7	0.0
Property, plant and equipment, net	947.3	0.0
Investments	22.8	0.0
Goodwill	811.5	0.0
Trademarks, net	1,608.6	0.0
Developed Technology, net	482.8	0.0
Long term restricted cash	104.7	0.0
Long-term deferred taxes	30.3	0.0
Other non-current assets	163.0	0.0

Total non current assets	4,171.0	0.0

Total assets	5,502.7	0.0

	Fimaf
	September 30, 2003	September 30, 2002
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	167.2	0.0
Accounts and notes payable	265.2	0.0
Short-term deferred taxes	4.4	0.0
Other current liabilities	397.6	0.0

Total current liabilities	834.4	0.0
Long-term deferred taxes	184.9	0.0
Long-term liabilities	213.9	0.0
Long-term borrowings	1,855.3	0.0
Subordinated securities	117.4	0.0
Minority interests	31.4	0.0
Related party	1,799.8	0.0
Shareholders' equity
Capital stock	759.1	0.0
Retained earnings	(234.7)	0.0
Translation reserve	(58.8)	0.0

	465.6	0.0

Total liabilities and shareholders' equity	5,502.7	0.0

Consolidated statements of cash flows

	Fimaf
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)
Operating activities:
Net income attributable to Fimaf	(92.8)	0.0
Reconciliation of net income to net cash:
—depreciation of tangible assets	117.1	0.0
—amortization of intangible assets	143.1	0.0
—changes in long-term deferred taxes	(24.7)	0.0
—changes in other long-term assets and liabilities	(22.6)	0.0
—minority interests	0.9	0.0
—equity in earnings of investees	(2.0)	0.0
—other items having impacted the cash	121.3	0.0
(Gains) losses on fixed asset disposals	(1.5)	0.0
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	(21.2)	0.0
—inventories	3.9	0.0
—accounts and notes payable	1.6	0.0
—other operating assets and liabilities	(47.0)	0.0

Net cash (used in) provided from operating activities	176.1	0.0

Investing activities
Net proceeds from sales of fixed assets	11.2	0.0
Capital expenditures	(84.0)	0.0
Proceeds from sales of marketable securities	220.1	0.0
Investments in marketable securities	(5.6)	0.0
Investments in consolidated entities	(50.8)	0.0
Investments in non-consolidated entities	0.0	0.0

Net cash (used in) provided from investing activities	90.9	0.0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	0.0
—purchase of Legrand's shares	0.0	0.0
—dividends paid by Fimaf	0.0	0.0
—dividends paid by Fimaf's subsidiaries	(0.5)	0.0
Other financing activities:
—reduction of subordinated securities	(40.6)	0.0
—new borrowings	610.3	0.0
—repayments of borrowings	(704.2)	0.0
—debt issuance costs	(7.4)	0.0
—increase (reduction) of commercial paper	(508.0)	0.0
—increase (reduction) of bank overdrafts	(83.0)	0.0

Net cash (used in) provided from financing activities	(733.4)	0.0

Net effect of currency translation on cash	12.5	0.0
Increase (reduction) of cash and cash equivalents	(453.9)	0.0
Cash and cash equivalents at the beginning of the period	559.0	0.0

Cash and cash equivalents at the end of the period	105.1	0.0

1)    Basis of presentation and accounting policies

        The group's consolidated financial statements are prepared, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in United States of America in the presentation of the statement of income, in the computation and presentation of the operating expenses, the application of FAS 133, of FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of September 30, 2003, and the consolidated results of operations and cash flows for the period ended September 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, Fimaf acquired Legrand SA, whose activities now comprise 100% of the operations of the Group.

2)    Inventories

        Inventories are comprised of the following:

	Fimaf
	September 30, 2003	September 30, 2002
	(€ in millions)
Purchased raw materials and parts	134.4	0.0
Sub-assemblies, work-in-process	96.8	0.0
Finished goods	247.6	0.0

	478.8	0.0
Less: allowances	(65.3)	0.0

	413.5	0.0

3)    Long-term borrowings and related party loan

        Long-term borrowings are comprised of the following:

	Fimaf
	September 30, 2003	September 30, 2002
	(€ in millions)
Senior credit agreement	1,486.9	0.0
8 1/2% debentures	335.4	0.0
Other long-term borrowings	33.0	0.0

	1,855.3	0.0

Related party loan:

        On February 12, 2003, the Group's parent, Fimep, issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Fimep issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of €1,756 million. The proceeds to the Group were used to repay the €600 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 million made to Fimaf by the related party in connection with the acquisition of Legrand on December 10, 2002.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimaf
	September 30, 2003	September 30, 2002
	(€ in millions)
Current portion of long-term debt	38.3	0.0
Current portion of capital leases	5.6	0.0
Commercial paper	0.0	0.0
Bank overdrafts	98.3	0.0
Other short-term borrowings	25.0	0.0

	167.2	0.0

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimaf
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002
	(€ in millions)
Net income (loss)	(92.8)	0.0
Foreign currency translation adjustments	(54.8)	0.0

Comprehensive income (loss)	(147.6)	0.0

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimaf
September 30, 2003
(€ in millions)
Payable until Sept 30, 2004	16.0
Payable until Sept 30, 2005	15.1
Payable until Sept 30, 2006	12.8
Payable until Sept 30, 2007	11.8
Payable until Sept 30, 2008	6.4
Subsequent years	16.3

78.4

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Subsequent events

        Common and preferred shares of Legrand have ceased to be listed on the Paris stock exchange on October 2, 2003.

8)    Reconciliation French GAAP to US GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance with U.S. GAAP.

Reconciliation of profit and loss statement

	Fimaf
	Period from January 1, 2003 to September 30, 2003
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US GAAP
	(€ in millions)
Net sales	2,069.3					2,069.3
Operating expenses
Cost of goods sold	(1,249.5)					(1,249.5)
Administrative and selling expenses	(549.4)					(549.4)
Research and development expenses	(194.8)					(194.8)
Other operating expenses	(0.8)			4.2	(20.5)	(17.1)
Amortization of goodwill	(31.6)	31.6				0.0

Operating income	43.2	31.6	0.0	4.2	(20.5)	58.5

Interest income (expense)	(128.8)			(99.4)		(228.2)
Profits (losses) from disposal of fixed assets	2.6				(2.5)	0.1
Other revenues (expenses)	(25.5)				23.0	(2.5)

Income before taxes, minority interests and equity in earnings of investees	(108.5)	31.6	0.0	(95.2)	0.0	(172.1)

Income taxes	14.6		(7.4)	29.3		36.5

Net income before minority interests and equity in earnings of investees	(93.9)	31.6	(7.4)	(65.9)	0.0	(135.6)

Minority interests	(0.9)					(0.9)
Equity in earnings of investees	2.0					2.0

Net income attributable to Fimaf	(92.8)	31.6	(7.4)	(65.9)	0.0	(134.5)

Analysis of amortization expenses

	Fimaf
	Period from January 1, 2003 to September 30, 2003
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US GAAP
	(€ in millions)
Amortization of tangible assets	(117.1)					(117.1)
Amortization of intangible assets	(143.1)	31.6				(111.5)

(a)   Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

        Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€31.6 million).

(b)   Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

(c)   Derivative financial instruments

        Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

(d)   Presentation of the statement of income

        To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French GAAP are requested to be included in the operating income under US GAAP.

Summary reconciliation of net equity

	Fimaf
	Period from January 1, 2003 to September 30, 2003	Period from January 1, 2002 to September 30, 2002
	(€ in millions)
Net equity compliant with French GAAP	465.6	0.0
FAS 133	(65.9)	0.0
EITF 93-16	(7.4)	0.0
FAS 142	31.6	0.0

Net equity compliant with US GAAP	423.9	0.0

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIMEP S.A.
Date: November 28, 2003	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

QuickLinks

  FIMAF FRENCH GAAP NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2003 (On October 31, 2003 FIMAF S.A.S. changed its corporate name to Legrand S.A.S. See 6K filed with the U.S. Securities and Exchange Commission November 24, 2003 on www.sec.gov)
  Consolidated statements of income
  Consolidated balance sheets
  Consolidated statements of cash flows
Basis of presentation and accounting policies
  Reconciliation of profit and loss statement
  Analysis of amortization expenses
  Summary reconciliation of net equity
SIGNATURES